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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                December 3, 2003


                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                     Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                    (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



LIHIR GOLD LIMITED


By:/s/ Mark Laurie
   -------------------
   Name: Mark Laurie
   Title: Company Secretary

December 3, 2003
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                           [LIHIR GOLD LIMITED LOGO]

LIHIR GOLD LIMITED                                           Stock market codes:
Incorporated in Papua New Guinea                             ASX - LHG
ARBN 069 803 998                                             POMSox - LHG


                                                                 NOT FOR RELEASE
                                                              OR DISTRIBUTION IN
                                                               THE UNITED STATES
                                                                      OF AMERICA

Date: 13 November 2003

                                 CAPITAL RAISING


Lihir Gold Limited (Lihir) announced today the successful completion of its overnight placement involving the issue of 140 million shares.

The placement closed significantly oversubscribed, reflecting very strong demand from a combination of domestic and international institutions. The final price of A$1.55 per share represents a discount of 8.8% to Wednesday's closing price. The issue raised A$217 million (equivalent to approximately US$155 million).

The shares will be allotted on Wednesday 19 November 2003, with quotation expected to occur on Thursday 20 November 2003. The placement increases the number of ordinary fully paid shares in Lihir to 1,282.3 million.

The new shares will rank equally with existing ordinary shares in all respects.

The Company has signalled its intention to offer shareholders in Australia, Papua New Guinea and New Zealand the opportunity to purchase up to A$5,000 of Lihir shares through a Share Purchase Plan ("SPP"). Subject to the grant of waivers by the Securities Commission of Papua New Guinea and the Australian Stock Exchange, the SPP will proceed at an issue price of A$1.55 per share. The record date for the SPP will be Tuesday 25 November 2003 and details will be mailed to shareholders in approximately two weeks.






This announcement has been prepared for use in Australia and may not be released or distributed in the United States. It does not constitute an offer of any securities for sale in Australia, the United States or any other jurisdiction. Any securities described in this document may not be offered or sold in the United States in the absence of registration under the US Securities Act of 1933 or an exemption from registration.

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FOR FURTHER INFORMATION

Mark Laurie
Manager Corporate, Investor Relations & Company Secretary

Tel:(+675) 986 5576  E-mail: Mark.Laurie@lihir.com.pg  Website: www.lihir.com.pg